Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Major Operating Data of the First Half of 2023

According to Rule 15 of the Guidelines of the Shanghai Stock Exchange for Self-regulatory Guidelines for Listed Companies No.3 – Industry Information Disclosure No.13 – Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces the major operating data for the six months ended 30 June 2023 as follows:

I.	MAJOR OPERATING DATA OF THE FIRST HALF OF 2023

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (RMB1,000)
Petroleum products
Diesel	184.54	182.97	11,783,414
Gasoline	160.47	157.53	13,030,927
Jet Fuel note [1]	81.61	60.40	3,363,887
Intermediate petrochemicals
PX note [2]	35.41	35.46	2,570,804
Benzene note [1]	18.39	15.39	939,518
Ethylene Glycol note [2]	5.05	3.89	142,320
Ethylene Oxide	8.75	8.40	479,402
Ethylene note [2]	35.72	0.00	0
Resins and plastics
PE	27.48	25.67	1,932,691
PP	22.86	21.82	1,588,031
Polyester chips note 1 note [2]	3.77	3.81	224,093
Synthetic fibres
Acrylics	1.11	1.18	176,973

Note 1: Sales volume excludes materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is for internal use.

The above data for sales volume and sales revenue does not include the data for the Group’s trading of petrochemical products.

II.	CHANGE IN PRICES OF MAJOR PRODUCTS AND RAW MATERIALS IN THE FIRST HALF OF 2023

Unit: RMB/ton

Product	The average price in the first half of 2023	The average price in the first half of 2022	Year-on-year change	Compared with the previous half of year*
Diesel	6,440	7,137	-9.76%	-4.13%
Gasoline	8,272	8,840	-6.43%	-4.62%
Jet Fuel	5,570	6,038	-7.76%	-10.79%
Ethylene	—	—	—	—
PX	7,249	7,588	-4.46%	3.08%
Benzene	6,104	7,263	-15.95%	1.79%
Ethylene Glycol	3,655	4,505	-18.86%	-1.65%
Ethylene Oxide	5,707	6,692	-14.72%	-0.79%
PE	7,529	9,346	-19.44%	-1.83%
PP	7,278	8,341	-12.75%	-5.29%
Polyester chips	5,882	6,681	-11.95%	7.90%
Acrylics	15,023	17,033	-11.80%	-14.26%

Raw material	The average processing cost in the first half of 2023	The average processing cost in the first half of 2022	Year-on-year change	Compared with the previous half of year*
Crude oil	4,210	4,540	-7.28%	-0.33%

*	the number in the first half of 2023 compared with that in the second half of 2022

III.	MISCELLANEOUS

The above-mentioned operating data was calculated based on the internal statistics of the Company and is intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 14 July 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Qin Zhaohui; and the independent non-executive directors of the Company are Tang Song, Chen Haifeng, Yang Jun, Zhou Ying and Huang Jiangdong.